Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Operating and Financial Review and Prospects contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could”, “intends,” “estimates,” “suggests,” “has the potential to” and other words and phrases of similar meaning, including, without limitation, statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, and the effectiveness of, and market opportunities for, ALLOCETRATM programs, all of which statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in its Annual Report on Form 20-F for the year ended December 31, 2022. The forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

Overview

Enlivex Therapeutics, Ltd., a company organized under the laws of the State of Israel (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”), is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases, which include solid tumors, osteoarthritis, sepsis and others.

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway effecting macrophages activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on sepsis and osteoarthritis as its two main inflammatory and autoimmune indications (the “Indications”), and is also looking for external collaborations or out-licensing opportunities for its oncology assets. The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across the Indications, and thus effective reprogramming of these previously negative-reprogrammed macrophages into their respective homeostatic states may provide diseases resolution for these Indications, some of which are considered “unmet medical needs”.

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the Israel Innovation Authority (the “IIA”) and the sale of equity and equity linked securities in public and private offerings. As of September 30, 2023, we had approximately $30.4 million in cash and cash equivalents and bank deposits and had an accumulated deficit of approximately $ 103million, see “—Liquidity and Capital Resources” below.

On Sep 11, 2023 the Company announced a strategic reprioritization plan, pursuant to which the Company plans to increase its existing focus on inflammatory and autoimmune indications. In addition to the ongoing Phase II trial of AllocetraTM in patients with sepsis, the Company has initiated a clinical program in osteoarthritis, a degenerative disease with low grade inflammation, and an indication with a substantial unmet medical need that potentially represents a multibillion commercial market. Within the osteoarthritis program, the Company recently dosed the first patient in a Phase I/II investigator-initiated clinical trial enrolling patients with severe knee osteoarthritis who had been scheduled for knee replacement surgeries and are offered to inject AllocetraTM locally into the diseased knee as a potential alternative for pain resolution and knee functionality in lieu of replacement surgery. The Company is planning, in addition to this Phase I/II trial, to initiate a randomized, controlled Phase I/IIa clinical trial in patients with moderate knee osteoarthritis in early 2024. That clinical trial is expected to enroll 120-150 patients and would be double-blinded, controlled and statistically powered to evaluate efficacy as well as safety, and potentially allow the Company to design and initiate a clinical registrational trial upon its completion.

The Company’s revised strategy is targeted at obtaining topline data readouts from two advanced-stage clinical indications by mid-2025 – (a) a randomized, controlled Phase II trial in 120 patients with sepsis with a targeted topline data readout by the end of Q1 2024, and (b) a randomized, controlled Phase I/IIa trial in 120-160 patients with moderate knee osteoarthritis, with a targeted topline data readout by the end of Q2 2025; as well as a targeted topline data readout by the end of Q3 2024 from the Phase I/II investigator-initiated clinical trial in 12 patients with severe knee osteoarthritis who had been scheduled for knee replacement surgeries.

As a result of the Company’s reprioritization of its clinical indications and focus on the inflammatory and auto-immune verticals, the Company intends to reduce its workforce by approximately 50%. The workforce reductions and the savings associated with the reclassification of the oncology indications as candidates for external collaborations or out-licensing opportunities in lieu of internal development are expected to result in a substantial extension of the Company’s cash runway through the end of 2025. The revised, extended cash runway is expected to support the timeline for the topline data readouts of the two advanced-stage, randomized, controlled Phase II clinical trials in sepsis and osteoarthritis.

We expect that we will continue to incur operating losses, which may be substantial over the next several years, and we will require additional funds to further develop our research and development programs.

Recent Developments In Israel

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. We cannot currently predict the intensity or duration of Israel’s war against Hamas, nor can we predict how this war will ultimately affect our business and operations.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of research and development activities at our laboratory in Israel, including drug and laboratory supplies and costs for facilities and equipment, outsourced development expenses, including the costs of regulatory consultants and certain other service providers, salaries and related personnel expenses (including share based compensation) and fees paid to external service providers and the costs of preclinical studies and clinical trials. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expenses in the near future as we continue to develop our product candidates. Increases or decreases in research and development expenditures are attributable to the number and duration of our preclinical and clinical studies.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates in our pipeline for potential commercialization. Furthermore, although we expect to apply for additional grants from the IIA, we cannot be certain that we will obtain such grants. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy and to conduct additional clinical trials for our product candidates.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of each candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidates in certain of the Indications in order to focus our resources on more promising indications for any such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future as we continue the advancement of our clinical product development for the Indications and as we potentially pursue additional indications. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation (including share-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, including legal work in connection with patent applications, travel costs and insurance premiums. We expect that our general and administrative expenses will increase over time, as we currently expect increases in the number of our executive, accounting and administrative personnel due to our anticipated growth.

Other expenses, net

Other expenses, net consists of bank fees, exchange rate differences and gains and losses resulting from our investments in bank deposits and marketable securities.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect in our financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

We believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements. For additional detail regarding our significant accounting policies, please see the notes to our audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2022 as filed with the SEC on April 10, 2023.

Share-Based Compensation

We have issued restricted stock units and options to purchase our ordinary shares. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service/vesting period. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the use of highly subjective assumptions, including the expected life of the share-based payment awards and share price volatility.

We estimate the grant date fair value of share options and the related compensation expense, using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate and (4) dividends. In general, the assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment.

Leases:

We determine if an arrangement includes a lease at inception. Right-of-use assets represent our right to use an underlying asset for the lease term; and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease, renewal date of the lease or significant remodeling of the lease space based on the present value of the remaining future minimum lease payments. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and short-term and long-term lease liabilities, as applicable.

Operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease contracts is typically not readily determinable. As a result, we utilize our incremental borrowing rate to discount lease payments, which reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment.

Our leases include options to extend or terminate the lease. In determining the lease term, management uses its judgement to determine whether or not an option would be reasonably certain to be exercised. Management considers all facts and circumstances, including their past practice and any cost that will be incurred to change the asset if an option to extend is not taken, to help determine the lease term. Extension options are only included in the lease term if the lease is reasonably certain to be extended.

Results of Operations

Nine -Months Ended September 30, 2023 Compared to Nine-Months Ended September 30, 2022

The table below provides our results of operations for the nine months ended September 30, 2023 and September 30, 2022

	Nine Months Ended September 30
	2023	2022
	(In thousands, except per share data) (unaudited)
Research and development expenses	$14,560	$12,993
General and administrative expenses	4,500	4,959
Operating loss	(19,060)	(17,952)
Other expense, net	(913)	(5,919)
Operating loss post other expenses, net	(19,973)	(23,871)
Taxes on income	-	-
Net loss	(19,973)	(23,871)
Basic loss per share	$(1.08)	(1.30)
Diluted loss per share	$(1.08)	(1.30)

Three-Months Ended September 30, 2023 Compared to Three-Months Ended September 30, 2022

The table below provides our results of operations for the three months ended September 30, 2023 and September 30, 2022:

	Three Months Ended September 30
	2023	2022
	(In thousands, except per share data) (unaudited)
Research and development expenses	$4,349	$4,201
General and administrative expenses	1,279	1,476
Operating loss	(5,628)	(5,677)
Other expenses, net	(335)	(56)
Operating loss post other expenses, net	(5,963)	(5,733)
Taxes on income
Net loss	(5,963)	(5,733)
Basic loss per share	$(0.32)	$(0.31)
Diluted loss per share	$(0.32)	$(0.31)

Research and Development Expenses

For the nine and three months ended September 30, 2023 and 2022, we incurred research and development expenses in the aggregate of $14,560,000, $4,349,000, $12,993,000 and $4,201,000 respectively. The increase of $1,567,000, or 12%, in research and development expenses for the nine months ended September 30, 2023 as compared to the comparable nine month period in 2022 was primarily due to a $2,287,000 increase in expenses for clinical studies and pre-clinical studies, partially offset by a $302,000 decrease in share based compensation expense and a $626,000 decrease in lease payments and overhead expenses related to our manufacturing plant space in Yavne Israel, which is intended to be used for the manufacture of AllocetraTM. Due to our management’s decision in September 2022 to delay the use of this manufacturing plant space and lease such space to third parties for a period of approximately three years, all plant related expenses were classified as of that date to general and administrative expenses.

The increase of $148,000, or 4%, in research and development expenses for the three months ended September 30, 2023, as compared to the third quarter of 2022 was primarily due to a $291,000 increase in pre-clinical studies, clinical studies and consumption of materials, which was partially offset by a $247,000 decrease in lease payments and overhead expenses related to our manufacturing plant space.

General and Administrative Expenses

For the nine and three months ended September 30, 2023 and 2022, we incurred general and administrative expenses in the aggregate of $4,500,000, $1,279,000, $4,959,000, and $1,476,000, respectively. The decrease of $459,000, or 9%, in general and administrative expenses for the nine months ended September 30, 2023 as compared to the 2022 period was primarily due to a $102,000 decrease in stock-based compensation expense with respect to equity granted to employees and directors, a $203,000 decrease in insurance expenses, a $132,000 decrease in professional fees, a $128,000 decrease in professional fees related to intellectual property regulatory expenses and a $293,000 decrease in payroll expenses, which was partially offset by a $503,000 increase in rent and maintenance expenses.

The decrease of $197,000, or 13%, in general and administrative expenses for the three months ended September 30, 2023 as compared to the 2022 period was primarily due to a $128,000 decrease in payroll expenses and a $80,000 decrease in professional fees related to intellectual property regulatory expenses and $91,000 decrease in insurance expenses, which was partially offset by a $162,000 increase in rent and maintenance expenses.

Operating Loss

Due to an increase in research and development expenses and a decrease in general and administrative expenses for the nine and three month periods ended September 30, 2023 as compared to the nine and three month periods ended September 30, 2022, our operating loss was $19,060,000, $5,628,000, $17,952,000 and $5,677,000, respectively, representing an increase of $1,108,000 and a decrease of $49,000, or 6 % and (1)%, respectively, as compared to our operating loss for the nine and three month periods ended September 30, 2022. The increase for the nine month period resulted primarily from increased research and development expenses, including expenses relating to conducting clinical studies and trials. The decrease for the three month period resulted primarily from decrease in general and administrative expenses including expenses relating to payroll expenses and professional fees.

Other Expenses, Net

Other expenses, net consists of the following:

●	Interest earned on our cash and cash equivalents;

●	Expenses or income resulting from fluctuations of the NIS and Euro, in which a portion of our assets and liabilities are denominated, against the U.S. dollar; and

●	Realized and unrealized gains and losses from marketable equity securities.

For the nine and three months ended September 30, 2023 and 2022, we recorded other expenses, net of $913,000, $335,000, $5,919,000 and $56,000 respectively. The decrease of $5,006,000, or 85%, in other expenses, net for the nine months ended September 30,2023 as compared to the nine months ended September 30, 2022 was primarily due to $1,246,000 of interest income from bank deposits in 2023, as compared to $406,000 in 2022, a loss of $1,983,000 from marketable securities in 2022 that was not repeated in 2023, as well as a loss of $2,159,000, resulting from foreign exchange currency fluctuations on cash and cash equivalents in 2023, as compared to a loss of $4,342,000 in 2022.

The increase of $279,000, or 498%, in other expenses, net for the three months ended September 30, 2023 as compared to the three months ended September 30, 2022 was primarily due to a loss of $697,000 resulting from foreign exchange currency fluctuations on cash and cash equivalents in 2023 as compared to $317,000 in 2022, partially offset by $362,000 of income from interest on bank deposits in 2023 as compared to $261,000 in 2022.

Net Loss

For the nine and three months ended September 30, 2023 and 2022, our net loss was $19,973,000, $5,963,000, $23,781,000 and $5,733,000 respectively, representing a decrease (increase) of $3,808,000 and $(230,000), or 16% and (4)%, respectively, as compared to our net loss for the comparable prior year periods. This decrease (increase) resulted primarily from a decrease (increase ) in other expenses, net, which was partially offset by an )increase( in the costs of clinical and pre-clinical studies.

Cash Flows

Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 20, 2022

For the nine months ended September 30, 2023 and 2022, net cash used in operations was $18,246,000 and $19,135,000, respectively. The decrease in net cash used in operations for 2023 was primarily due to a decrease in general and administrative expenses as result of a decrease in payroll expenses and professional fees, which was partly offset by an increase in research and development expenses, as a result of an increase in the costs of clinical and pre-clinical studies.

For the nine months ended September 30, 2023 and 2022, net cash (used in) provided by investing activities was $(30,103,000) and $65,400,000, respectively. The decrease in net cash provided by investing activities for 2023 as compared to 2022 resulted primarily from net investment in bank deposits of $29,956,000 as compared to net proceeds from sales of marketable securities of $60,941,000 in the comparable prior year period.

For the nine months ended September 30, 2023 and 2022, net cash provided by financing activities was $360,000 and $150,000, respectively. This increase in cash provided by financing activities for 2023 as compared to 2022 resulted primarily from net proceeds of $360,000 from our issuance of ordinary shares under the ATM Agreement (as defined below) as compared to proceeds of $150,000 from the exercise of options in the comparable prior year period.

Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of September 30, 2023, we had an accumulated deficit of approximately $103 million and working capital (current assets less current liabilities) of approximately $27.5 million. We expect to incur losses from operations for the foreseeable future, and we expect to incur increasing research and development expenses, including expenses related to the hiring of personnel, conducting preclinical studies and clinical trials and outsourcing of certain development activities. We expect that general and administrative expenses will also increase as we expand our finance and administrative staff and add infrastructure.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through the end of 2025. As described above, in September 2023, we introduced our strategic reprioritization program designed to extend our cash runway until the end of 2025. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the receipt of additional government grants;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

Other than under our ATM Agreement, we currently do not have any commitments for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity, including under out ATM Agreement, or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the IIA, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

ATM Agreement

On December 30, 2022 we entered into an agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which we may elect to sell, but are not obligated to sell, ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. Our offer and sale of ordinary shares under the ATM Agreement may be made in transactions deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. We have agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of ordinary shares under the ATM Agreement. Any sale of ordinary shares under the ATM Agreement will be made pursuant to our effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-264561). During the nine months ended September 30, 2023, we received net proceeds of $360,000 from our issuance of ordinary shares under the ATM Agreement.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, mainly against the NIS, and vice versa, because a considerable portion of our expenses are denominated in the NIS. Our NIS expenses consist principally of payments made to employees, sub-contractors and consultants for preclinical studies, clinical trials, rent and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in NIS. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.